Note: [01 Mar 2017] – The following is a consolidation of 13-501F1. It incorporates amendments to this document that came into effect on March 1, 2017. This consolidation is provided for your convenience and should not be relied on as authoritative. FORM 13-501F1 CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE MANAGEMENT CERTIFICATION Title: Reporting Issuer Name: End date of previous financial year: Type of Reporting Issuer: [ ] Class 1 reporting [ ] Class 3B reporting issuer issuer Highest Trading Marketplace: Market value of listed or quoted equity securities: Equity Symbol 1st Specified Trading Period (dd/mm/yy) Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace I, Sanjay Bishnoi , an officer of the reporting issuer noted below have examined this Form 13-501F1 (the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate. $ 8.0100 (i) EFX 01/01/22 to 31/03/22 Toronto Stock Exchange December 31, 2022 ENERFLEX LTD. March 1, 2023 Date: "Sanjay Bishnoi" Name: Sanjay Bishnoi Senior Vice President and Chief Financial Officer

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period Market value of class or series (i) x (ii) $ (A) 2nd Specified Trading Period (dd/mm/yy) to Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period (iv) Market value of class or series (iii) x (iv) $ (B) 3rd Specified Trading Period (dd/mm/yy) Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $ (v) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period Market value of class or series (v) x (vi) $ 531,808,122.45 (C) 89,680,965 (vi) 5.9300 544,363,457.55 89,680,965 $ 6.0700 (iii) 30/06/22 01/04/22 718,344,529.65 89,680,965 (ii) 01/07/22 to 30/09/22

4th Specified Trading Period (dd/mm/yy) Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period (viii) Market value of class or series (vii) x (viii) $ (D) 5th Specified Trading Period (dd/mm/yy) to Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $ (ix) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period (x) Market value of class or series (ix) x (x) $ (E) Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above)) $ (1) (Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year) 01/10/22 to 31/12/22 $ 8.5400 (vii) 123,739,020 1,056,731,230.8 712,811,835.11

Fair value of outstanding debt securities: (Provide details of how value was determined) $ 869,287,551.87 Capitalization for the previous financial year (1) + (2) (2) $ 1,582,099,386.98 Participation Fee $ 28,000.0000 Late Fee, if applicable $ 0.0000 Total Fee Payable $ 28,000.0000 (Participation Fee plus Late Fee)

Calculation for Fair Value of Outstanding Debt Securities: *USD converted to CAD using exchange rate provided by the Bank of Canada for December 31, 2022 ($1.00 CAD per $1.3544 USD). Value calculation (see below for calculations): (USD $641,824,831.57) CAD $869,287,551.87 U$625.0 million Senior Secured Notes due 2027 = CAD $869,287,551.87